Happiness Biotech Group Ltd

No. 11, Dongjiao East Road

Shuangxi, Shunchang, Nanping City

Fujian Province, P.R.C.

June 14, 2019

VIA EDGAR

Mary Beth Breslin

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Happiness Biotech Group Ltd

Amendment No. 4 to

Registration Statement on Form F-1

Filed June 7, 2019

File No. 333-230170

Dear Ms. Breslin:

Happiness Biotech Group Ltd. (the “Company”, “Happiness,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 13, 2019 regarding our Amendment No.4 to Registration Statement on Form F-1 (the “Amendment No. 4”) previously submitted on June 7, 2019. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended F-1 submitted publicly accompanying this Response Letter is referred to as Amendment No. 4.

Amendment No. 4 to Form F-1

Exhibits

1. We refer to the revised Exhibit 5.1 opinion. As previously noted in our prior comment 3 in our letter dated April 30, 2019, the restored Section 1.5 assumes material facts related to the valid issuance opinion as it assumes the accuracy and completeness of all facts and representations made in documents reviewed by counsel. In addition, the second clause of restored Section 1.7 also contains an inappropriate assumption related to the valid issuance opinion. Please file an amended opinion that does not contain these assumptions, and which also clearly covers all of the shares being offered by the Company. Also, please have counsel revise its opinion with respect to the resale shares to opine that they are duly authorized, legally issued, fully paid and non-assessable, as they are currently outstanding.

Response: In response to Staff’s comment, we have revised the relevant sections of the Exhibit 5.1 opinion.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at (212) 530-2208.

Very truly yours,

/s/ Xuezhu Wang
Xuezhu Wang CEO

cc:	Joan Wu
Hunter Taubman Fischer & Li LLC